UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex co-leads successful syndication of a US$151.5 million 3-Year Senior Unsecured Term Loan Facility for Unifin

Panama City, Republic of Panama, December 19, 2017 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced today the successful closing of a US$151.5 million 3-year senior unsecured syndicated loan (the “Facility”) for Unifin Financiera, S.A.B. de C.V., SOFOM E.N.R (“Unifin” or the “Company”). Bladex acted as Joint Lead Arranger and Joint Bookrunner together with Nomura Securities International, and shall act as the Administrative Agent for the Facility.

Listed on the Mexican Stock Exchange (“BMV”), Unifin was founded in 1993 by Rodrigo Lebois and is currently the leading independent operating leasing company in Latin America. Unifin operates as a non-banking financial services company specializing in three main business lines: operating leases, factoring, and lending (auto and others) for small and medium-sized enterprises (“SME’s”) in Mexico. The Company has a market capitalization of approximately US$1.2 billion and is rated BB (international scale) by both Standard & Poor’s and Fitch.

The deal constitutes the second international syndicated facility for Unifin, which were both led by Bladex. Proceeds from the Facility will be used to refinance Unifin’s existing indebtedness and for general corporate purposes.

The transaction attracted the interest of 13 financial institutions from Central and Latin America, the Caribbean, Europe, Asia, and the United States, of which the majority represent new banking relationships for Unifin. There was a 1.51x oversubscription, which allowed the Company to upsize the facility amount to US$151.5 million from its original target of US$100 million.

Felipe Suarez, Head of Loan Structuring and Distribution of Bladex, stated: "We are very pleased to have successfully executed this important transaction for Unifin, which has provided the Company access to new banking relationships. This Facility adds to Bladex’s continuing growth in the Latin American syndicated loan space, highlighting its distribution capabilities and its access to a wide network of regional and international financial institutions.”

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, also counts with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please contact:

Bladex:

Irma Garrido Arango - Senior Vicepresident, Corporate Development and Investor Relations

E-mail address: igarrido@bladex.com, Tel.: (+507) 210-8559

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panamá, Republic of Panama

Unifin:

David Pernas – Investor Relations Officer and Corporate Finance

E-mail address: david.pernas@unifin.com.mx; unifin.ri@unifin.com.mx, Tel.: +52 (55) 4162.8270

www.unifin.com.mx